ACE Limited	PO Box HM 1015	441 295-5200 main
ACE Global Headquarters	Hamilton HM DX	441 296-0087 fax
17 Woodbourne Avenue	Bermuda
Hamilton HM 08		www.acelimited.com
Bermuda

June 15, 2007

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, DC. 20549

USA

RE: ACE Limited

Form 10-K for the fiscal year ended December 31, 2006

Filed March 1, 2007

File No. 001-11778

Dear Mr. Rosenberg,

Thank you for your letter dated May 17, 2007, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”) of ACE Limited (the “Company” or “ACE”).

We have considered the Staff’s comments on the 2006 Form 10-K carefully and our responses to the Staff’s comments are set forth below. To facilitate the Staff’s review, the responses set forth below correspond to the paragraphs of your letter.

Where we indicate that the Company will provide additional disclosure in future filings, such disclosure will be included (unless specifically noted otherwise) in our Annual Report on Form 10-K for the year ending December 31, 2007 (the “2007 Form 10-K”) or, if appropriate, in our Quarterly Report on Form 10-Q for the quarter ending June 30, 2007. After making the initial disclosures in response to your comments, comparable disclosures will be made in subsequent Form 10-Ks and, to the extent such information is required to be included in a Form 10-Q, in subsequent Form 10-Qs.

Form 10-K – December 31, 2006

Item 1. Business

1)	Comment:	We do not believe that including the loss experience of CODA, ACE Tempest Re and Tarquin in the ten year development table as if each of these companies had been wholly-owned subsidiaries from their inception is in compliance with Industry Guide 6 because doing so is not consistent with the way acquisitions are accounted for in your financial statements and therefore does not comply with generally accepted

One of the ACE Group of Insurance & Reinsurance Companies

accounting principles. Please refer to the first sentence of Item 2.B. of Industry Guide 6. Please provide us a revised table that reflects any acquisition in the year it occurred in compliance with Industry Guide 6. To the extent that the effects of acquisition on your response are necessary to understand the table required by Item 2.B.(2), please provide the effect by way of separate tables or narrative disclosures.

Response:

The table, as prepared, conforms to Industry Guide 6 in that it is prepared in conformity with related financial statements prepared under generally accepted accounting principles. This is supported by the following:

•

The acquisitions of CODA (November 1, 1993) and ACE Tempest Re (July 1, 1996) precede the initial date for which loss experience is presented in the table (September 30, 1996). Therefore, the loss experience from these two companies should be included in the loss reserve table; and

•

The acquisition of Tarquin on July 9, 1998 was accounted for using the pooling-of-interest method. Consistent with the accounting for a pooling-of-interest at the time of the acquisition, prior period consolidated financial statements of ACE, including 1996 and 1997, were restated to include the combined results of operations and financial position of Tarquin. Because this treatment is consistent with generally accepted accounting principles at the time of acquisition, as well as the Company’s restated 1996 and 1997 consolidated financial statements, we believe the loss experience of Tarquin is properly reflected in the table. It is noteworthy that FAS 141, Business Combinations, did not revise the historical accounting and reporting treatment of a pooling-of-interest prior to its effective date.

In future filings, the disclosure preceding the table will be revised by: i) removing the references to the CODA (November 1, 1993) and ACE Tempest Re (July 1, 1996) acquisitions as both acquisition dates precede the initial date for which loss experience is disclosed in the table; and ii) stating: “We acquired Tarquin on July 9, 1998. The Tarquin acquisition was accounted for using the pooling-of-interest method and accordingly, loss experience prior to the acquisition is included in the table consistent with the reporting of loss reserves in the Company’s restated 1996 and 1997 consolidated financial statements, as presented subsequent to the acquisition.” We will remove the current disclosure stating “CODA, ACE Tempest Re and Tarquin’s loss experience have been included in the table as if each of these companies had been our wholly-owned subsidiaries from their inception”.

2)	Comment:	Please reconcile in disclosure-type format the $13,509,000 presented in this table as Reinsurance recoverable on unpaid losses to the amount disclosed on the face of the Balance Sheets.

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Response:

As disclosed in Note 8 b) to the Company’s consolidated financial statements (page F-35 of our 2006 Form 10-K), the below table summarizes the components of the Reinsurance recoverable balance of $14,580,000 that is disclosed on the face of the Balance Sheets:

	2006	2005
	(in millions of U.S. dollars)
Reinsurance recoverable on paid losses and loss expenses	$1,316	$1,191
Provision for uncollectible reinsurance on paid losses and loss expenses	(255)	(336)
Reinsurance recoverable on future policy benefits	10	11
Reinsurance recoverable on unpaid losses and loss expenses	13,903	15,048
Provision for uncollectible reinsurance on unpaid losses and loss expenses	(394)	(451)

Net reinsurance recoverable	$14,580	$15,463

The Company’s reinsurance recoverable on unpaid losses at December 31, 2006 and 2005 that is disclosed in the table consists of the latter two items in the Note 8 b) disclosure as summarized below:

	2006	2005
	(in millions of U.S. dollars)
Reinsurance recoverable on unpaid losses and loss expenses	$13,903	$15,048
Provision for uncollectible reinsurance on unpaid losses and loss expenses	(394)	(451)

Net reinsurance recoverable on unpaid losses and loss expenses	$13,509	$14,597

In future filings, we will revise the caption in the table to clarify all components of the balance as well as refer the reader to the Note 8 b) disclosure so they may reconcile the disclosure with the Reinsurance recoverable balance on the face of the Consolidated Balance Sheets. Accordingly, the current caption, “Reinsurance recoverable on unpaid losses” will be revised to “Reinsurance recoverable on unpaid losses and loss expenses, net of a provision for uncollectible reinsurance”. In addition, a footnote to this caption will be included below the table and read as follows: “Refer to Note 8 b) to the consolidated financial statements for a summary of all components of the reinsurance recoverable balance presented on the face of the balance sheets.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Unpaid Losses and Loss Expenses

3)	Comment:	We acknowledge your discussion of the prior period development movements on pages 41 and 42, the disclosures in the results of operations section starting on page 56 and the information included in Note 10 to the consolidated financial statements. Your current disclosures appear to address more about which product lines were affected and the years the revisions related to but not the actual reasons for prior period developments. Disclosures such as “development followed completion of reserve studies that reflected higher than anticipated actual loss experience

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compared with the expectations from previous reserve studies” and “development was due to lower than anticipated loss emergence during 2006” do not appear to be sufficiently informative. Please provide to us in disclosure-type format explanation of the actual reasons for the adverse and favorable prior period developments, where material, similar to the explanation for the $182 million adverse development experienced in the short tail business related to the property claims arising from the 2005 catastrophes. Ensure your disclosure clarifies the timing of the change in estimates such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

Response:

Beginning with our Form 10-Q for the quarter ended June 30, 2007, we will disclose the actual reasons for prior period loss reserve development and avoid explanations that do not provide insight into the cause for the prior period loss reserve development. To illustrate our intent, we have edited the disclosure of prior period loss reserve development for our Insurance—North American segment and Insurance – Overseas General segment from our year end 2006 Form 10-K, pages 56-57 and 59-60, respectively, with revisions and additions underlined as follows:

Insurance – North American incurred net adverse prior period development of $65 million in 2006, representing 0.5 percent of the segment’s net unpaid loss and loss expense reserves at December 31, 2005. The net prior period development in 2006 was the net result of several underlying favorable and adverse movements, the most significant of which were:

•	Net adverse development of $60 million on long-tail business including:

•

Adverse development of $57 million on a small number of run-off portfolios in the U.S. with predominantly middle market workers compensation exposures from accident years 1996 and prior. In 2006, we lengthened the selected tail factors due to an increasing trend observed in industry statistics published in 2006, and a modest deterioration in our claims experience related to the medical cost component of individual claims that emerged since the prior study;

•

Adverse development of $42 million on the ACE Bermuda D&O book from report years 2000-2002 driven by case estimate increases on large claims following significant events in the mediation process during 2006, including increased plaintiff demands, settlement conferences and court proceedings;

•

Favorable development of $29 million on the ACE Bermuda excess liability book driven by the settlement of a single claim in 2006 from the 1991 report year on terms more favorable than the assumptions used to establish the reserve. The reserve was released following receipt of the ruling’s terms in 2006;

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•	Favorable development of $13 million on large national account workers compensation business written by ACE USA. We observed reported claims frequency in 2006 lower than anticipated.

•	Net adverse development of $51 million on short-tail business including:

•

Adverse development of $182 million related to property claims arising from 2005 catastrophes. The majority of this increase is related to property losses from Hurricane Katrina. The nature and extent of Hurricane Katrina resulted in some claims that increased over previously reported damage estimates. Factors leading to these increases included demand surge and some impact to previously unimpaired layers of excess coverage;

•

Favorable development on ACE Westchester Specialty’s crop/hail business of $60 million due to recording of the final settlement of the 2005 crop results. In line with normal practice for this type of business ACE did not receive final loss reports for the 2005 year until 2006. Therefore, the prior period movements were direct results of the loss amounts within the initial and final loss reports issued during the first and second quarters of 2006 being lower than our preliminary estimates;

•

Favorable development of $51 million on ACE USA’s workers compensation short-tail catastrophe and industrial accident exposure arising from 2004 and 2005 accident years, due to favorable trends in reported loss development. For the 2004 and 2005 accident years, claims arising from industrial or travel accidents trended favorably in 2006 relative to how earlier accident years had developed at the same period of maturity.

•

Net favorable development of $46 million related to the 2004 and 2005 accident years. This favorable activity was primarily in our aerospace and surety lines of business. Both of these businesses are relatively new, in that as recently as 2002 our premium volume was minimal and we have grown these businesses significantly since then. During 2006, we concluded the loss experience had become sufficiently credible, due to the degree of elapsed time, for us to begin to consider loss based projection methods which resulted in favorable prior loss development of $14 million and $18 million, respectively.

Insurance – Overseas General experienced net favorable prior period development of $72 million in 2006, representing 1.3 percent of the segment’s net unpaid loss and loss expense reserves at December 31, 2005. The net prior period development for 2006 was the net result of several underlying favorable and adverse movements, the most significant of which were:

•

Net favorable development of $111 million on short-tail property and fire lines, mainly related to accident years 2004 and 2005. The favorable development in 2006 was driven by lower than anticipated frequency and severity of late reported property claims that emerged during 2006, and favorable development and settlement of several previously reported large losses.

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•	Adverse development of $20 million on long-tail lines of business including:

•

Adverse development of $29 million on the ACE Global Markets professional lines portfolio. In 2006, we continued to experience greater than expected reported loss activity related to years of account 2003 and prior, largely from claims related to corporate failures, allegations of management misconduct, and accounting irregularities. As a result, we have increased the expected ultimate loss ratios for these years in response to updated claim and legal information received in 2006 on specific cases;

•

Adverse development of $14 million on asbestos liabilities, excluding a provision for uncollectible reinsurance, resulting from the completion of our annual ground up analysis of our international A&E exposures by a joint legal and actuarial team during the fourth quarter of 2006.

•

Net favorable development of $23 million on ACE International’s non-A&E exposures from the 2002-2004 accident year periods. This movement was driven by continued favorable loss emergence, most notably on the UK casualty and Asia Pacific financial lines portfolios, as a result of favorable severity trends in 2006.

•

Net adverse development of $19 million on specialty business including aviation, A&H, marine, consumer lines and political risk. Most of the adverse development was driven by higher than expected loss activity in 2006 at ACE Global Markets, primarily on accident years 2002 and prior.

4)	Comment:	We did not understand from your current disclosures how management has adjusted each of the key assumptions used in calculating the current year reserves given the historical changes or given current trends observed. Please provide to us in disclosure-type format an explanation that clarifies by tail or line of business how you adjusted the key assumptions used. This discussion should show the link between what has happened to the key assumptions in the past to what management is currently using as its key assumptions in light of the difference between the anticipated and actual loss emergence experienced. Explicitly identify and discuss key assumptions as of December 31, 2006 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

Response:

Beginning with our Form 10-K for the year ended December 31, 2007, we will expand our loss reserve disclosures to address adjustments to key assumptions, for our short and long tail businesses, used in calculating current year reserves given historical changes in loss experience as well as current trends. As of December 31, 2006, the relevant disclosure would be as follows (additions highlighted in underline):

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Short-tail business

Short-tail business describes product lines for which losses are usually known and paid shortly after the loss actually occurs. This would include, for example, most property, personal accident, aviation hull and automobile physical damage policies that are written. Due to the short reporting development pattern for these product lines, our estimate of ultimate losses from any particular accident period responds quickly to the latest loss data. We will typically assign credibility to methods that incorporate actual loss emergence, such as the paid and reported loss development and Bornhuetter-Ferguson methods, sooner than would be the case for long-tail lines at a similar stage of development from the origin year. The reserving process for short-tail losses arising from catastrophic events typically involves the determination by the claims department, in conjunction with underwriters and actuaries, of our exposure and likely losses immediately following an event and the subsequent regular refinement of those losses as our insureds provide updated actual loss information.

For the 2006 accident year, the short-tail line loss reserves were typically established using the expected loss ratio method, principally focused on non-catastrophe exposures that have a greater degree of reserves for incurred but not reported losses. The underlying calculation requires initial expected loss ratios by product line, as adjusted for actual experience during the progression of the 2006 calendar year. As previously noted, the derivation of initial loss ratios incorporates actuarial assumptions on projections of prior years’ loss experience, past and future loss and exposure trends, rate adequacy of new and renewal business, and ceded reinsurance costs. In addition, we considered our view of terms and conditions and the market environment, which by their nature tend to be more judgmental relative to other factors. For our short-tail businesses taken as a whole, overall loss trend assumptions have not differed significantly relative to prior years. Because there is some random volatility of non-catastrophe loss experience from year to year, we considered average loss experience over several years when developing loss estimates for the current accident year. Therefore, while there has been favorable loss development in recent years on non-catastrophe exposures, the effect of this favorable development on expected loss ratios for the current accident year is relatively small. Further, other considerations, such as rate adequacy and terms and conditions somewhat offset this favorable effect.

In terms of prior accident years, the bulk of changes made in the 2006 calendar year related to the 2005 accident year. Specifically, the Insurance-North American and Global Reinsurance segments experienced adverse development related to 2005 catastrophes and the Insurance-Overseas General segment experienced favorable development due to lower than anticipated loss emergence during 2006. In both instances, these prior period movements were primarily the result of changes to the ultimate loss estimates for the 2005 accident year to better reflect the latest reported loss data rather than any changes to underlying actuarial assumptions such as loss development patterns.

The process used to establish the 2006 year-end reserves for the 2004 and 2005 catastrophes involved a detailed review by the claims department of the causation and coverage issues of each underlying claim. Given the unique circumstances around the event, historical trends and loss development patterns are not applicable. As discussed in the prior period development

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discussions under “Segment Operating Results”, the actual claims experience was worse than anticipated, and as such the ultimate loss estimates were revised to reflect that loss emergence. For the remaining portion of the reserves covering the non-catastrophe-related exposures, the change in ultimate loss on prior accident years reflected recognition of actual favorable loss emergence rather than explicit changes to assumptions on the loss development patterns to project future loss emergence. The actual loss emergence in both the 2005 and 2006 calendar years was favorable but within a range of expected outcomes and the experience from these years was considered when establishing the expectation of 2006 accident year losses. For a detailed analysis of changes in assumptions related to prior accident year reserves during calendar year 2006, refer to “Segment Operating Results”.

Long-tail business

Long-tail business describes lines of business for which specific losses may not be known for some period and claims can take significant time to emerge. This includes most casualty lines such as general liability, directors and officer’s liability (D&O) and workers’ compensation. There are many factors contributing to the uncertainty and volatility of long-tail business. Among these are:

•

Given the recent expansion of this business, our historical loss data and experience is often too immature to place reliance upon for reserving purposes. Instead, particularly for newer lines of business, reserve methods are based on industry loss ratios or industry benchmark development patterns that are anticipated to reflect the nature and coverage of the underwritten business and its future development. For new or growing lines of business, actual loss experience is apt to differ from industry loss statistics that are based on averages as well as loss experience of previous underwriting years;

•

The inherent uncertainty of the estimated duration of the paid and reporting loss development patterns beyond the historical record requires that professional judgment be used in the determination of the length of the patterns based on the historical data and other information;

•

The inherent uncertainty of assuming historical paid and reporting loss development patterns on older origin years will be representative of subsequent loss emergence on newer origin years. For example, changes in establishing case reserves can distort reported loss development patterns or changes in ceded reinsurance structures by origin year can distort the development of paid and reported losses;

•	The possibility of future litigation, legislative or judicial change that might impact future loss experience relative to prior loss experience relied upon in loss reserve analyses;

•

Loss reserve analyses typically require loss or other data be grouped by common characteristics in some manner. If data from two combined lines of business exhibit different characteristics, such as loss payment patterns, the credibility of the reserve estimate could be affected. Additionally, since casualty lines of business can have significant intricacies in the terms and conditions afforded to the insured, there is an inherent risk as to the homogeneity of the underlying data used in performing reserve analyses.

•	The applicability of the price change data used to estimate ultimate loss ratios for most recent origin years.

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As can be seen from the above, various factors are considered when determining appropriate data, assumptions and methods used to establish the loss reserve for the long-tail product lines. These factors will also vary by origin year for given product lines. The derivation of loss development patterns from data, and the selection of a tail factor to project ultimate losses from actual loss emergence require considerable judgment, particularly with respect to the extent of historical loss experience that provides credible support to changes in key reserving assumptions. Examples of the relationship between changes in historical loss experience and key reserving assumptions are provided below.

For the 2006 accident year, loss reserves were typically established through the application of individual product line initial expected loss ratios that require contemplation of the same assumptions noted in the short tail line discussion. However, the relationship between changes in these factors from year to year and changes to key reserving assumptions differs markedly for long-tail lines given the inherent uncertainty around their ultimate loss outcome. Our assumptions on loss trend and development patterns reflect reliance on our historical loss data provided the length of history and homogeneity afford credibility. Given the recent growth on a number of product lines, such as general casualty and financial lines, our historical loss data is less extensive and our assumptions require judgmental use of industry loss trends and development patterns (where available). Given the underlying volatility of the long-tail product lines and the lengthy period required for full paid and reported loss emergence, we typically assign little to no credibility to actual loss emergence in the recent development periods. Accordingly, we generally used the initial expected loss ratio method for the 2006 (and immediately preceding) accident year to establish reserves by product line. We monitor actual paid and reported loss emergence with expected loss emergence for each key individual product line. While recent experience has generally been favorable relative to pricing expectations, we do not yet believe experience is sufficiently credible for us to consider moving to loss-based projection methods in setting reserves.

Given the nature of long-tail casualty business and related reserving considerations, for the major long-tail lines in Insurance – North American, Insurance – Overseas General and Global Reinsurance, no changes of significance were made to the key actuarial assumptions for the loss trend, exposure trend and loss development patterns used to establish the 2006 accident year reserves relative to prior accident years.

For more mature accident years, typically 2003 and prior, we used paid and reported loss patterns in the reserve setting process on older accident years where sufficient credibility existed. For those lines lacking data credibility, we placed reliance upon the latest benchmark patterns (where available) from external industry bodies such as Insurance Services Office (ISO) or the National Council on Compensation Insurance, Inc. (NCCI). Accordingly, the assumptions used to project loss estimates will not fully reflect our own actual loss experience until credibility is determined.

In 2006, for those long-tail product lines that are less claim frequency and more claim severity oriented, such as professional lines and high excess casualty, we placed more reliance upon expert legal and claims review of the specific circumstance underlying reported cases rather than loss development patterns. The assumptions used for these lines of business were updated in response to new claim and legal advices judged to be of significance.

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In contrast to short-tail lines, the prior period development in 2006 for long-tail lines of business arose across a number of accident years in the Insurance – North American and Insurance – Overseas General segments, typically more removed from the recent accident years. The movements were generally the result of actual loss emergence within the 2006 calendar year that differed materially from the expected loss emergence and these deviations were significant enough in certain product lines to warrant revising the loss projections. The nature of the assumptions altered in 2006, and impacting the prior accident years, varies by the specifics of each product line. For example, the professional lines portfolios at ACE Bermuda and ACE Global Markets, changes were made to expected estimates of loss in response to updated legal and claim information on specific cases. In contrast, the alterations to estimates for the run-off middle market workers compensation involved adjusting the previously used tail factor upwards to reflect deterioration in loss trends. Other lines, such as national account workers compensation for Insurance – North American, and certain casualty and financial lines for Insurance – Overseas General, involved retaining the original paid and reported loss development assumptions but assigning greater credibility to actual loss experience i.e. more weight was given to paid and reported loss development and Bornhuetter-Ferguson methods rather than the expected loss ratio methods.

However, for a number of long-tail portfolios, to the extent that actual loss emergence in calendar year 2006 differed from our expectation in the more recent origin years, the deviation was not seen as sufficiently credible to alter either our ultimate loss selections or the set of actuarial assumptions underlying the reserving review for that particular portfolio. Such judgments were made with due consideration to the factors impacting reserve uncertainty as discussed above.

We continually evaluate our reserve estimates taking into account current information. We estimate the ultimate loss amounts by projecting losses as of the valuation date using loss development patterns derived from historical data. In addition, a tail factor is applied to the projected loss amount to reflect further potential development beyond the period of historical record. While we believe our reserve for unpaid losses and loss expenses at December 31, 2006, is adequate, new information or trends, such as judicial action broadening the scope of coverage or expanding liability, may lead to future developments in ultimate losses and loss expenses significantly greater or less than the reserve provided, which could have a material adverse effect on future operating results. Particularly significant variables for which a change in assumption could have a material effect on unpaid losses and loss expenses include, but are not limited to, the items discussed above. As noted previously, our best estimate of required loss reserves for most portfolios is judgmentally selected for each origin year after considering the results from any number of reserving methodologies rather than being a purely mechanical process. Therefore, it is difficult to convey, in a simple and quantitative manner, the impact that a change to a single assumption will have on our best estimate. In the examples shown below, we attempt to give an indication of the potential impact by isolating a single change for a specific reserving method that would be pertinent in establishing the best estimate for the product line described. We consider each of the following sensitivity analyses to represent a reasonably likely deviation in the underlying assumption.

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5)	Comment:	We note that you did not disclose the name of the external actuarial firm discussed on pages 44 and 68. This reference to an external review suggests that you are placing reliance on this firm which the staff believes requires the firm to be named in a ‘34 Act filing, even if the actuarial firm does not provide a consent. Please advise.

Response:

The referenced biennial external review of Century Indemnity’s reserves was conducted as required by and in accordance with the Brandywine Restructuring Order (Restructuring Order) as approved by the Pennsylvania Insurance Department. Furthermore, the report is addressed to and is for the benefit of the Pennsylvania Insurance Department. We do not rely on the independent actuaries’ review for setting our reserves. Rather, as explicitly stated in our 2006 Form 10-K, our conclusions regarding the adequacy of our loss reserves for the Brandywine operations, including A&E, are a result of our internal review. Because we are not placing reliance on the firm, we believe they need not be referred to in the filing. To ensure this is clear to the reader, we will not include any financial references comparing the results of the internal and external reviews in future filings.

We believe it is important to the readers to understand that we continue to be in compliance with the Restructuring Order and the conclusions reached by the required external review. We suggest the following alternative language to demonstrate our compliance with the Restructuring Order and consideration of the report prior to finalizing statutory-basis loss reserves.

Reserve Reviews

During 2006, we conducted an internal, ground-up review of our consolidated A&E liabilities as of June 30, 2006. As a result of the internal review, we concluded that our net loss reserves for the Brandywine operations, including A&E, were adequate and, therefore, no change to the carried net reserve was required, while the gross loss reserves increased by approximately $210 million. During the same period as we conducted our internal review, a team of external actuaries performed an evaluation as to the adequacy of the reserves of Century. This external review was conducted in accordance with the Brandywine Restructuring Order, which requires that an external actuarial review of Century’s reserves be completed every two years. The results of the external review were addressed with the Pennsylvania Insurance Department and no changes to statutory-basis loss reserves were deemed necessary. Our A&E reserves are not discounted and do not reflect any anticipated future changes in the legal, social or economic environment, or any benefit from future legislative reforms.

* * *

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In connection with our response to your letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your thoughtful comments and are available to discuss any of our responses with you at your earliest convenience. Please do not hesitate to contact the undersigned at (441) 295-5200 or our counsel, Edward S. Best or Laura Richman of Mayer, Brown, Rowe & Maw LLP at (312) 782-0600.

Sincerely,

/s/ Philip V. Bancroft

Philip V. Bancroft

Chief Financial Officer

cc:	Ibolya Ignat
Lisa Vanjostke
Securities and Exchange Commission

Edward S. Best
Laura D. Richman
Mayer, Brown, Rowe & Maw LLP

James J. Scanlan
PricewaterhouseCoopers LLP

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